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                             July 26, 2021

       Marcus Choo Yeow Ngoh
       Chief Executive Officer
       PHP Ventures Acquisition Corp.
       CT 10-06, Level 10
       Corporate Tower Subang Square
       Jalan SS15/4G
       Subang Jaya
       47500 Selangor, Malaysia

                                                        Re: PHP Ventures
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 14, 2021
                                                            File No. 333-256840

       Dear Mr. Ngoh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our certificate of incorporation will require, to the fullest extent permitted by law..., page 68

   1. We are unable to locate your revised disclosure in response to comment 3 and we reissue
                                                        it. Your disclosure
here and on page 147 states that your exclusive forum provision will not apply to actions
brought under the Securities Act, or the rules and regulations thereunder. However,
Section 13.1 of your certificate of incorporation filed as Exhibit 3.1 states that unless you
consent in writing to the selection of an alternative forum, the
 Marcus Choo Yeow Ngoh
PHP Ventures Acquisition Corp.
July 26, 2021
Page 2
         federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please revise to reconcile this discrepancy. Dilution, page 78

2. We refer to the denominator calculations in the table on page 79 and note the following discrepancies:

                Number of shares subject to redemption in the "without over-allotment" column appears to be 4,437,408 rather than 4,393,474;
                Number of placement units in the "with over-allotment" column appears to be
              293,400 shares rather than 235,900; and
                Number of shares subject to redemption in the "with over-allotment" column appears to be 5,168,658 rather than 5,117,483.

         Please revise the dilution calculation table accordingly and the amounts in the related narrative description of your dilution at page 78 or tell us why these changes are not necessary.
Exhibits

3. Please have counsel revise its legal opinion filed as Exhibit 5.1 to opine on all securities being registered, including the shares of common stock underlying the rights.
General

4.     We note that in response to comment 7 you revised Section 7.3 of Exhibit
4.5 to clarify
       that the exclusive forum provision will not apply to actions arising under the Exchange
       Act. As per our prior comment, please revise your prospectus to discuss this exclusive forum provision and disclose whether the provision applies to actions arising under the
       Securities Act. If the provision applies to actions arising under the Securities
FirstName LastNameMarcus Choo Yeow Ngoh
       Act, please include related risk factor disclosure. If this provision does not apply to
Comapany    NamePHP
       actions         Ventures
               arising under     Acquisition
                             the Securities   Corp.
                                            Act,  please also ensure that the
provision in the rights
July 26,agreement
         2021 Pagestates
                    2 this clearly.
FirstName LastName
 Marcus Choo Yeow Ngoh
FirstName  LastNameMarcus   Choo Yeow Ngoh
PHP Ventures  Acquisition Corp.
Comapany
July       NamePHP Ventures Acquisition Corp.
     26, 2021
July 26,
Page  3 2021 Page 3
FirstName LastName
        You may contact Joanna Lam at (202) 551- 3476 or Craig Arakawa, Accounting Branch
Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin at (202) 551-3763 or Kevin Dougherty at (202)
551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Andrew W. Tucker